UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-40541

DiDi Global Inc.

DiDi Xinchenghai

Building 1, Yard 6, North Ring Road, Tangjialing

Haidian District, Beijing

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Share Repurchase Program

On November 11, 2023, the board of directors of DiDi Global Inc. (the “Company”) authorized a share repurchase program under which the Company may repurchase up to US$1 billion of its shares over the next 24 months. The share repurchases may be made from time to time through legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment to its terms and size.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DiDi Global Inc.

By	:	/s/ Will Wei Cheng
Name	:	Will Wei Cheng
Title	:	Chairman of the Board of Directors and Chief Executive Officer

Date: November 13, 2023